UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

8057 North Fraser Way, Burnaby, British Columbia, Canada, V5J 5M8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K is our Quarterly Report for the three months ended March 31, 2022. The information in this Quarterly Report on Form 6-K and the exhibits hereto are incorporated by reference into: (i) our registration statement on Form F-3 (333-229562), originally filed on February 8, 2019, and the prospectus thereto filed on March 1, 2019; (ii) our registration statement on Form S-8 (333-249321), originally filed on October 5, 2020; and (iii) our registration statement on Form F-3 (333-257292), originally filed on June 22, 2021, and the prospectus thereto filed on June 30, 2021, and the prospectus supplement thereto filed on September 30, 2021.

Exhibits

Exhibit No.	Exhibit

99.1	Quarterly Report for the three months ended March 31, 2022.
99.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
99.3	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934.
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Quarterly Report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: May 12, 2022.	By:	/s/ Baljinder K. Bhullar
	Name:	Baljinder K. Bhullar
	Title:	Chief Financial Officer and a director (Principal Financial Officer and Principal Accounting Officer)